Osprey Energy Acquisition Corp.

1845 Walnut Street, 10th Floor
Philadelphia, PA 19103

July 18, 2017

VIA EDGAR

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N. E.

Washington, D.C. 20549-3561

Re:	Osprey Energy Acquisition Corp. Registration Statement on Form S-1 Filed June 28, 2017 as amended File No. 333-219025

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Osprey Energy Acquisition Corp. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 PM EST on Thursday, July 20, 2017, or as soon as thereafter practicable.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

The Company acknowledges that should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mark Rosenstein of Ledgewood PC at (215) 731-9450 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Jeffrey F. Brotman
Jeffrey F. Brotman Chief Financial Officer, Chief Legal Officer and Secretary
cc:	Mark Rosenstein, Esquire
Ledgewood, PC

Ada D. Sarmento
Erin Jaskot
Securities and Exchange Commission